Exhibit 99.2

Computation of Consolidated Ratios of Earnings to Fixed Charges

	IFRS			Canadian GAAP
	Three Months Ended July 31, 2012	Nine Months Ended July 31, 2012		Year Ended October 31
(in millions of Canadian dollars, except for ratios)			2011	2010	2009	2008	2007
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$550	$1,707	$2,380	$894	$982	$2,333	$3,097
Estimated interest within rental expense	35	107	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	0	0	12	13

Total Fixed Charges	$585	$1,814	$2,504	$1,007	$1,095	$2,454	$3,210

Preferred Dividends Requirement (Parent Entity) (3)	$38	$128	$185	$168	$134	$70	$47

Total Fixed Charges and Preferred Dividends	$623	$1,942	$2,689	$1,175	$1,229	$2,524	$3,257

Earnings
Income from continuing operations before income taxes (4)	$1,134	$3,784	$3,913	$3,567	$2,076	$1,977	$2,395
Adjusted for: Earnings and distributions related to equity investees	—	(52)	15	14	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	585	1,814	2,504	1,007	1,095	2,442	3,197

Earnings	$1,719	$5,546	$6,432	$4,588	$3,172	$4,401	$5,557

Ratio of Earnings to Fixed Charges, excluding interest on deposits	2.94	3.06	2.57	4.56	2.90	1.79	1.73

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	2.76	2.86	2.39	3.90	2.58	1.74	1.71

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$1,230	$3,585	$5,073	$3,256	$5,023	$9,674	$11,002
Estimated interest within rental expense	35	107	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	0	0	12	13

Total Fixed Charges	$1,265	$3,692	$5,197	$3,369	$5,136	$9,795	$11,115

Preferred Dividends Requirement (Parent Entity) (3)	$38	$128	$185	$168	$134	$70	$47

Total Fixed Charges and Preferred Dividends	$1,303	$3,820	$5,382	$3,537	$5,270	$9,865	$11,162

Earnings
Income from continuing operations before income taxes (4)	$1,134	$3,784	$3,913	$3,567	$2,076	$1,977	$2,395
Adjusted for: Earnings and distributions related to equity investees	—	(52)	15	14	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	1,265	3,692	5,197	3,369	5,136	9,783	11,102

Earnings	$2,399	$7,424	$9,125	$6,950	$7,213	$11,742	$13,462

Ratio of Earnings to Fixed Charges, including interest on deposits	1.90	2.01	1.76	2.06	1.40	1.20	1.21

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.84	1.94	1.70	1.96	1.37	1.19	1.21

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends.
(4)	Adjusted for capitalized interest.